FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July 2002

                                 BANCO ITAU S.A.
                                (Itau Bank S.A.)
                 (Translation of Registrant's Name Into English)


                               Rua Boa Vista, 176
                         01014-919 Sao Paulo, SP, Brazil
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F.     Form 20-F X    Form 40-F
                                                 ---

Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes      No X
   ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    BANCO ITAU S.A.
                                                      (Registrant)


Date: July 25, 2002                     By:  /s/ Alfredo Egydio Setubal
                                            -----------------------------------
                                            Name:  Alfredo Egydio Setubal
                                            Title: Investor Relations Officer

                                        By:  /s/ Silvio Aparecido de Carvalho
                                            -----------------------------------
                                            Name:  Silvio Aparecido de Carvalho
                                            Title: Chief Accounting Officer

                                  EXHIBIT INDEX


1.    Announcement to the Market
             i.   Balance Sheets
             ii.  Income Statements

                              Banco Itau S.A.
CNPJ. 60.701.190/0001-04                                        Companhia Aberta

                                  Announcement

        Accounting alterations in Banco Itau S.A.'s Credit Card Companies

As from April 1 2002, Itaucard Financeira S.A. Credito, Financiamento e Investimento assumed the administration of the Itaucard credit card, previously the responsibility of Itaucard Administradora de Cartoes de Credito e Imobiliaria Ltda.

This new company has now taken over the financing of the credit lines conceded to Itaucard customers, at the same time, however, retaining its original function of credit card administrator.

Due to its transformation from a service to a financial company, Itaucard's accounts have had to be adjusted in accordance with the Cosif model as established by the Central Bank of Brazil, thus resulting in a reclassification of the accounting records comprising Banco Itau's Consolidated financial statements.

In relation to the Balance Sheet, the principal change has occurred in Customer Receivables, this item now no longer comprising the Loan Operations group and being transferred to the account, Other Assets. Due to this alteration, the balance sheet account, Loan Operations now consists exclusively of the outstanding balances of customer financing. It is important to point out that the total for Loans will remain unchanged since, under this item, we take into account all the operations where there is a credit risk and therefore subject to provisioning under the item Provisions for Non-accrual Loans.

In relation to the Income Statement, the principal alterations were:

         o Income recorded under the Guarantee Fee Income item and generated by the Itaucard company, previously booked as Banking Services Fees, is now recorded in the Income from Financial Operations group as Finance Charges.

         o The principal change in Administrative Expenses occurred under Card Administration account since the expenditure associated with processing services provided by Credicard to Itaucard ceased to be included in Other Operational Expenses and is now a component part of Other Administrative Expenses.

We are releasing our 2001 and 2002 quarterly results restated in line with the new criteria, thus enabling investment analysts and investors to adjust their earnings forecast models accordingly. The alterations will be incorporated in the quarterly earnings statements as from the second quarter 2002.

Reclassifications for comparability purposes

Effects of the compatibilization of the accounting procedures of the credit cards companies

Reclassifications for comparability purposes

Effects of the compatibilization of the accounting procedures of the credit cards companies R$ Thousand

                                                          March 31, 2002
                                              -----------------------------------------
                                              Previous  Reclassifications  Reclassified
               Assets
---------------------------------------------------------------------------------------
CURRENT AND LONG-TERM RECEIVABLES            76,510,610        156,483     76,667,093
     CASH AND CASH EQUIVALENTS                1,873,070           --        1,873,070
     SHORT-TERM INTERBANK DEPOSITS            8,796,653           --        8,796,653
     SECURITIES                              19,294,023          2,808     19,296,831
     SECURITIES                              20,024,406          2,808     20,027,214
          Privatization certificates           (730,383)          --         (730,383)
     INTERBANK ACCOUNTS                       7,927,423           --        7,927,423
     INTERBANK ACCOUNTS                          32,383           --           32,383
     LOAN OPERATIONS                         22,401,181     (1,317,370)    21,083,811
          Loans:                             24,880,953     (1,317,370)    23,563,583
(Provision for Loan Losses)                  (2,479,772)          --       (2,479,772)
     LEASING OPERATIONS                       1,208,318           --        1,208,318
          Lease and sublease receivables:     1,328,829           --        1,328,829
          (Allowance for lease losses)         (120,511)          --         (120,511)
     OTHER RECEIVABLES                       14,273,417      1,471,045     15,744,462
     OTHER RECEIVABLES                       14,341,423      1,471,045     15,812,468
          (Allowance for losses)                (68,006)          --          (68,006)
     OTHER ASSETS                               704,142           --          704,142
 PERMANENT ASSETS                             3,256,376           --        3,246,376
     INVESTMENTS                                731,482           --          731,482
     FIXED ASSETS                             2,265,576           --        2,265,576
     DEFERRED CHARGES                           249,318           --          249,318
TOTAL ASSETS                                 79,756,986        156,483     79,913,469


                                                          March 31, 2002
                                              -----------------------------------------
                                              Previous  Reclassifications  Reclassified
               Liabilities
---------------------------------------------------------------------------------------
CURRENT AND LONG-TERM LIABILITIES            68,380,119        156,483     68,536,602
     DEPOSITS (Notes 3b and 8a)              27,110,064           --       27,110,064
          Demand deposits                     5,981,122           --        5,981,122
          Savings accounts                   15,635,811           --       15,635,811
          Interbank deposits                    636,418           --          636,418
          Time deposits                       4,856,713           --        4,856,713
     DEPOSITS RECEIVED UNDER
       SECURITIES REPURCHASE
       AGREEMENTS                            11,586,202           --       11,586,202
     FUNDS FROM ACCEPTANCES AND
       ISSUE OF SECURITIES                    3,135,584           --        3,135,584
     INTERBANK ACCOUNTS                       3,136,659           --        3,136,659
     INTERBBRANCH ACCOUNTS                      448,064           --          448,064
     BORROWINGS                               4,676,935        366,663      5,043,598
     ONLENDING BORROWINGS FROM
       PUBLIC INSTITUTIONS                    3,105,415           --        3,105,415
     FOREIGN ONLENDING BORROWINGS
       FROM PUBLIC INSTITUTIONS                    --             --             --
 OTHER LIABILITIES                           13,772,408       (210,180)    13,562,228
SUBORDINATED DEBT                             1,408,788           --        1,408,788
TECHNICAL PROVISIONS FOR INSURANCE,
  PENSION PLANS AND
  CAPITALIZATION OPERATIONS                   2,786,894           --        2,786,894
DEFERRED INCOME                                 165,583           --          165,583
STOCKHOLDERS' EQUITY                          8,424,390           --        8,424,390
STOCKHOLDERS' EQUITY CONTRLERSHIP             7,842,448           --        7,842,448
MINORITIES STOCKHOLDERS' EQUITY                 581,942           --          581,942
TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY                                     79,756,986        156,483     79,913,469

R$ Thousand
------------------------------------------------------------------------------
                                      Period from Jan. 1 to Mar. 31, 2002
                                ----------------------------------------------
                                  Previous    Reclassifications  Reclassified
------------------------------------------------------------------------------
  Operations                      3,158,435         141,378       3,299,813
Loans                             1,581,791         142,287       1,724,078
Leases                              256,197               0         256,197
Securities Portfolio              1,259,756            (909)      1,258,847
Trade Finance & Foreign
  Exchange Portfolio                  2,964               0           2,964
Compulsory Deposits                  57,727               0          57,727
                                          0               0
Expenses from Financial
  Operations                     (1,465,958)         (2,894)     (1,468,852)
Deposits, Money Market
  and Interbank Funds            (1,162,958)              0      (1,162,958)
Borrowings & On-Lending            (142,297)         (2,894)       (145,191)
Leases                             (160,703)              0        (160,703)
------------------------------------------------------------------------------
FINANCIAL MARGIN                  1,692,477         138,484       1,830,961
------------------------------------------------------------------------------
Provision for Loan Losses          (430,941)              0        (430,941)
------------------------------------------------------------------------------
Net Income from Financial
  Operations                      1,261,536         138,484       1,400,020
------------------------------------------------------------------------------
Other Operating Income
  (Expenses)                       (716,762)       (135,070)       (851,832)
Banking Service Fees              1,137,743        (141,360)        996,383
Salaries & Employee
  Benefits                         (716,596)              1        (716,595)
Other Administrative
  Expenses                         (850,541)        (65,417)       (915,958)
Tax Expenses                       (185,075)              0        (185,075)
Equity Share in Income of
  Subsidiaries and
  Affiliates                          3,796               0           3,796
Other Operating Income               97,526            (121)         97,405
Other Operating Expenses           (203,615)         71,827        (131,788)

Partial Result of Insurance,
  Pension Plans and
  Capitalization                    151,280               0         151,280
Revenues from Insurance,
  Pension Plans and
  Capitalization                    654,448               0         654,448
Expenses from Technical
  Provisions of Insurance,
  Pension Plans and
  Capitalization                   (196,624)              0        (196,624)
Expenses of Claims                 (176,787)              0        (176,787)
Selling Expenses                    (54,616)              0         (54,616)
Expenses of Pension Plans           (75,141)              0         (75,141)
------------------------------------------------------------------------------
Operating Income                    696,054           3,414         699,468
------------------------------------------------------------------------------
Non Operating Income                (11,260)         (3,414)        (14,674)
------------------------------------------------------------------------------
Income Before Income Tax
  and Social Contribution
  and Profit Sharing                684,794               0         684,794
------------------------------------------------------------------------------
Income Tax and Social
 Contribution                      (143,212)              0        (143,212)
  Extraordinary Results                   0               0               0

Profit Sharing                      (30,121)              0         (30,121)
Employees                           (26,842)              0         (26,842)
Directors - Statutories              (3,279)              0          (3,279)

Minority Interest in
  subsidiaries                       (7,769)              0          (7,769)
------------------------------------------------------------------------------
NET INCOME                          503,692               0         503,692
------------------------------------------------------------------------------

                              Sao Paulo, July 2002

                                 Banco Itau S.A

R$ Thousand
                                                          March 31, 2001                             June 30, 2001
                                              --------------------------------------------------------------------------------------
                                              Previous  Reclassifications  Reclassified  Previous    Reclassifications  Reclassified
               Assets
------------------------------------------------------------------------------------------------------------------------------------
CURRENT AND LONG-TERM RECEIVABLES            71,345,104         31,742     71,376,846     71,588,539         71,243     71,659,782
     CASH AND CASH EQUIVALENTS                1,529,899           --        1,529,899      1,597,202           --        1,597,202
     SHORT-TERM INTERBANK DEPOSITS            7,172,710           --        7,172,710      7,373,642           --        7,373,642
     SECURITIES                              19,642,292          4,005     19,646,297     18,706,047          4,574     18,710,621
     SECURITIES                              20,613,296          4,005     20,617,301     19,710,024          4,574     19,714,598
          Privatization certificates           (971,004)          --         (971,004)    (1,003,977)          --       (1,003,977)
     INTERBANK ACCOUNTS                       7,816,034           --        7,816,034      7,471,873           --        7,471,873
     INTERBANK ACCOUNTS                          23,401           --           23,401         23,190           --           23,190
     LOAN OPERATIONS                         20,116,304       (993,373)    19,122,931     21,141,869     (1,100,395)    20,041,474
          Loans:                             21,972,238       (993,373)    20,978,865     23,163,770     (1,100,395)    22,063,375
(Provision for Loan Losses)                  (1,855,934)          --       (1,855,934)    (2,021,901)          --       (2,021,901)
     LEASING OPERATIONS                       1,018,695           --        1,018,695      1,193,647           --        1,193,647
          Lease and sublease receivables:     1,109,702           --        1,109,702      1,292,078           --        1,292,078
          (Allowance for lease losses)          (91,007)          --          (91,007)       (98,431)          --          (98,431)
     OTHER RECEIVABLES                       13,493,206      1,021,110     14,514,316     13,647,397      1,167,064     14,814,461
     OTHER RECEIVABLES                       13,582,592      1,021,110     14,603,702     13,717,558      1,167,064     14,884,622
          (Allowance for losses)                (89,386)          --          (89,386)       (70,161)          --          (70,161)
     OTHER ASSETS                               532,563           --          532,563        433,672           --          433,672
 PERMANENT ASSETS                             3,218,122           --        3,218,122      3,226,120           --        3,226,120
     INVESTMENTS                                691,981           --          691,981        708,803           --          708,803
     FIXED ASSETS                             2,350,616           --        2,350,616      2,338,125           --        2,338,125
     DEFERRED CHARGES                           175,525           --          175,525        179,192           --          179,192
TOTAL ASSETS                                 74,563,226         31,742     74,594,968     74,814,659         71,243     74,885,902


                                                          March 31, 2001                             June 30, 2001
                                              --------------------------------------------------------------------------------------
                                              Previous  Reclassifications  Reclassified  Previous    Reclassifications  Reclassified
               Liabilities
------------------------------------------------------------------------------------------------------------------------------------
CURRENT AND LONG-TERM LIABILITIES            64,714,650         31,742     64,746,392     64,386,156         71,243     64,457,399
     DEPOSITS (Notes 3b and 8a)              27,158,852           --       27,158,852     27,162,949           --       27,162,949
          Demand deposits                     5,875,044           --        5,875,044      6,056,298           --        6,056,298
          Savings accounts                   15,751,315           --       15,751,315     15,551,667           --       15,551,667
          Interbank deposits                    354,357           --          354,357        423,965           --          423,965
          Time deposits                       5,178,136           --        5,178,136      5,131,019           --        5,131,019
     DEPOSITS RECEIVED UNDER
       SECURITIES REPURCHASE
       AGREEMENTS                            10,278,877           --       10,278,877      9,448,390           --        9,448,390
     FUNDS FROM ACCEPTANCES AND
       ISSUE OF SECURITIES                    3,114,557           --        3,114,557      3,878,648           --        3,878,648
     INTERBANK ACCOUNTS                       3,326,220           --        3,326,220      2,869,199           --        2,869,199
     INTERBBRANCH ACCOUNTS                      427,496           --          427,496        433,209           --          433,209
     BORROWINGS                               5,284,300           --        5,284,300      5,567,201           --        5,567,201
     ONLENDING BORROWINGS FROM
       PUBLIC INSTITUTIONS                    3,276,598           --        3,276,598      3,312,380           --        3,312,380
     FOREIGN ONLENDING BORROWINGS
       FROM PUBLIC INSTITUTIONS                    --             --             --             --             --             --
 OTHER LIABILITIES                           11,847,750         31,742     11,879,492     11,714,180         71,243     11,785,423
SUBORDINATED DEBT                                                 --                            --             --             --
TECHNICAL PROVISIONS FOR INSURANCE,
  PENSION PLANS AND
  CAPITALIZATION OPERATIONS                   2,344,225           --        2,344,225      2,412,245           --        2,412,245
DEFERRED INCOME                                 116,609           --          116,609        133,989           --          133,989
STOCKHOLDERS' EQUITY                          7,387,742           --        7,387,742      7,882,269           --        7,882,269
STOCKHOLDERS' EQUITY CONTRLERSHIP             6,815,626           --        6,815,626      7,310,904           --        7,310,904
MINORITIES STOCKHOLDERS' EQUITY                 572,116           --          572,116        571,365           --          571,365
TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY                                     74,563,226         31,742     74,594,968     74,814,659         71,243     74,885,902





                                                       September 30, 2001                            December 31, 2001
                                              --------------------------------------------------------------------------------------
                                              Previous  Reclassifications  Reclassified  Previous    Reclassifications  Reclassified
               Assets
------------------------------------------------------------------------------------------------------------------------------------
CURRENT AND LONG-TERM RECEIVABLES            78,478,696         80,963     78,559,659     78,461,989        171,789     78,633,778
     CASH AND CASH EQUIVALENTS                1,797,190           --        1,797,190      1,895,760           --        1,895,760
     SHORT-TERM INTERBANK DEPOSITS            7,180,690           --        7,180,690     10,070,016           --       10,070,016
     SECURITIES                              20,233,810          3,657     20,237,467     19,317,617          3,659     19,321,276
     SECURITIES                              21,752,487          3,657     21,756,144     20,220,514          3,659     20,224,173
          Privatization certificates         (1,518,677)          --       (1,518,677)      (902,897)          --         (902,897)
     INTERBANK ACCOUNTS                       8,798,404           --        8,798,404      5,022,035           --        5,022,035
     INTERBANK ACCOUNTS                          29,879           --           29,879         34,567           --           34,567
     LOAN OPERATIONS                         23,427,390     (1,153,512)    22,273,878     23,990,801     (1,555,305)    22,435,496
          Loans:                             25,628,508     (1,153,512)    24,474,996     26,376,240     (1,555,305)    24,820,935
(Provision for Loan Losses)                  (2,201,118)          --       (2,201,118)    (2,385,439)          --       (2,385,439)
     LEASING OPERATIONS                       1,246,203           --        1,246,203      1,251,873           --        1,251,873
          Lease and sublease receivables:     1,351,736           --        1,351,736      1,364,856           --        1,364,856
          (Allowance for lease losses)         (105,533)          --         (105,533)      (112,983)          --         (112,983)
     OTHER RECEIVABLES                       15,294,324      1,230,818     16,525,142     16,162,546      1,723,435     17,885,981
     OTHER RECEIVABLES                       15,359,725      1,230,818     16,590,543     16,232,306      1,723,435     17,955,741
          (Allowance for losses)                (65,401)          --          (65,401)       (69,760)          --          (69,760)
     OTHER ASSETS                               470,806           --          470,806        716,774           --          716,774
 PERMANENT ASSETS                             3,270,471           --        3,270,471      3,344,975           --        3,344,975
     INVESTMENTS                                762,035           --          762,035        729,800           --          729,800
     FIXED ASSETS                             2,312,944           --        2,312,944      2,361,198           --        2,361,198
     DEFERRED CHARGES                           195,492           --          195,492        253,977           --          253,977
TOTAL ASSETS                                 81,749,167         80,963     81,830,130     81,806,964        171,789     81,978,753


                                                       September 30, 2001                            December 31, 2001
                                              --------------------------------------------------------------------------------------
                                              Previous  Reclassifications  Reclassified  Previous    Reclassifications  Reclassified
               Liabilities
------------------------------------------------------------------------------------------------------------------------------------
CURRENT AND LONG-TERM LIABILITIES            70,663,663         80,963     70,744,626     70,718,984        171,789     70,890,773
     DEPOSITS (Notes 3b and 8a)              27,120,842           --       27,120,842     28,330,840           --       28,330,840
          Demand deposits                     6,094,463           --        6,094,463      7,046,981           --        7,046,981
          Savings accounts                   15,550,119           --       15,550,119     16,170,951           --       16,170,951
          Interbank deposits                    377,570           --          377,570        513,571           --          513,571
          Time deposits                       5,098,690           --        5,098,690      4,599,337           --        4,599,337
     DEPOSITS RECEIVED UNDER
       SECURITIES REPURCHASE
       AGREEMENTS                            10,019,166           --       10,019,166     12,523,930           --       12,523,930
     FUNDS FROM ACCEPTANCES AND
       ISSUE OF SECURITIES                    4,271,608           --        4,271,608      2,905,710           --        2,905,710
     INTERBANK ACCOUNTS                       2,921,342           --        2,921,342         53,371           --           53,371
     INTERBBRANCH ACCOUNTS                      437,356           --          437,356        454,315           --          454,315
     BORROWINGS                               6,691,092           --        6,691,092      5,844,093           --        5,844,093
     ONLENDING BORROWINGS FROM
       PUBLIC INSTITUTIONS                    3,412,411           --        3,412,411      3,327,219           --        3,327,219
     FOREIGN ONLENDING BORROWINGS
       FROM PUBLIC INSTITUTIONS                    --             --             --             --             --             --
 OTHER LIABILITIES                           15,789,846         80,963     15,870,809     15,846,675        171,789     16,018,464
SUBORDINATED DEBT                                  --             --             --        1,432,831           --        1,432,831
TECHNICAL PROVISIONS FOR INSURANCE,
  PENSION PLANS AND
  CAPITALIZATION OPERATIONS                   2,532,438           --        2,532,438      2,732,086           --        2,732,086
DEFERRED INCOME                                 145,136           --          145,136        167,780           --          167,780
STOCKHOLDERS' EQUITY                          8,407,930           --        8,407,930      8,188,114           --        8,188,114
STOCKHOLDERS' EQUITY CONTRLERSHIP             7,747,254           --        7,747,254      7,578,222           --        7,578,222
MINORITIES STOCKHOLDERS' EQUITY                 660,676           --          660,676        609,892           --          609,892
TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY                                     81,749,167         80,963     81,830,130     81,806,964        171,789     81,978,753

                                Banco Itau Consolidated
                                   Income Statement

R$ Thousand
-------------------------------------------------------------------------------------------------------------------------------
                                      Period from Jan. 1 to Mar. 31, 2001              Period from April 1 to June 30, 2001
                             --------------------------------------------------------------------------------------------------
                                  Previous    Reclassifications  Reclassified     Previous     Reclassifications  Reclassified
-------------------------------------------------------------------------------------------------------------------------------
Income from Financial
  Operations                      3,676,492         109,294       3,785,786       3,651,105         119,984       3,771,089
Loans                             1,823,039         110,867       1,933,906       1,843,815         123,176       1,966,991
Leases                              180,993               0         180,993         239,985               0         239,985
Securities Portfolio              1,584,943          (1,573)      1,583,370       1,458,225          (3,192)      1,455,033
Trade Finance & Foreign
  Exchange Portfolio                 20,082               0          20,082          43,012               0          43,012
Compulsory Deposits                  67,435               0          67,435          66,068               0          66,068
                                          0               0                               0               0
Expenses from Financial
  Operations                     (2,211,955)         (3,737)     (2,215,692)     (2,079,839)         (5,609)     (2,085,448)
Deposits, Money Market
  and Interbank Funds            (1,615,174)              0      (1,615,174)     (1,504,819)              0      (1,504,819)
Borrowings & On-Lending            (454,925)         (3,737)       (458,662)       (392,383)         (5,609)       (397,992)
Leases                             (141,856)              0        (141,856)       (182,637)              0        (182,637)
-------------------------------------------------------------------------------------------------------------------------------
FINANCIAL MARGIN                  1,464,537         105,557       1,570,094       1,571,266         114,375       1,685,641
-------------------------------------------------------------------------------------------------------------------------------
Provision for Loan Losses          (234,282)              0        (234,282)       (378,390)              0        (378,390)
-------------------------------------------------------------------------------------------------------------------------------
Net Income from Financial
  Operations                      1,230,255         105,557       1,335,812       1,192,876         114,375       1,307,251
-------------------------------------------------------------------------------------------------------------------------------
Other Operating Income
  (Expenses)                       (580,096)       (102,233)       (682,329)       (648,080)       (111,042)       (759,122)
Banking Service Fees                982,466        (105,910)        876,556       1,006,517        (116,284)        890,233
Salaries & Employee
  Benefits                         (612,390)              1        (612,389)       (641,726)              3        (641,723)
Other Administrative
  Expenses                         (789,282)        (57,551)       (846,833)       (850,703)        (41,571)       (892,274)
Tax Expenses                       (152,616)              0        (152,616)       (157,240)              0        (157,240)
Equity Share in Income of
  Subsidiaries and
  Affiliates                          9,596               0           9,596          11,679               0          11,679
Other Operating Income              167,646            (877)        166,769         153,932           3,640         157,572
Other Operating Expenses           (185,516)         62,104        (123,412)       (170,539)         43,170        (127,369)

Partial Result of Insurance,
  Pension Plans and
  Capitalization                    131,714               0         131,714         116,249               0         116,249
Revenues from Insurance,
  Pension Plans and
  Capitalization                    624,770               0         624,770         642,608               0         642,608
Expenses from Technical
  Provisions of Insurance,
  Pension Plans and
  Capitalization                   (196,557)              0        (196,557)       (217,188)              0        (217,188)
Expenses of Claims                 (199,699)              0        (199,699)       (201,197)              0        (201,197)
Selling Expenses                    (43,182)              0         (43,182)        (47,215)              0         (47,215)
Expenses of Pension Plans           (53,618)              0         (53,618)        (60,759)              0         (60,759)
-------------------------------------------------------------------------------------------------------------------------------
Operating Income                    781,873           3,324         785,197         661,045           3,333         664,378
-------------------------------------------------------------------------------------------------------------------------------
Non Operating Income                 36,043          (3,324)         32,719          37,044          (3,333)         33,711
-------------------------------------------------------------------------------------------------------------------------------
Income Before Income Tax
  and Social Contribution
  and Profit Sharing                817,916               0         817,916         698,089               0         698,089
-------------------------------------------------------------------------------------------------------------------------------
Income Tax and Social
 Contribution                       (76,659)              0         (76,659)        (23,759)              0         (23,759)
  Extraordinary Results             (25,454)              0         (25,454)        250,349               0         250,349

Profit Sharing                      (60,451)              0         (60,451)        (58,701)              0         (58,701)
Employees                           (53,854)              0         (53,854)        (49,872)              0         (49,872)
Directors - Statutories              (6,597)              0          (6,597)         (8,829)              0          (8,829)

Minority Interest in
  subsidiaries                      (30,139)              0         (30,139)        (34,362)              0         (34,362)
-------------------------------------------------------------------------------------------------------------------------------
NET INCOME                          625,213               0         625,213         831,616               0         831,616
-------------------------------------------------------------------------------------------------------------------------------

R$ Thousand
-------------------------------------------------------------------------------------------------------------------------------
                                    Period from July 1 to September 30, 2001        Period from October 1 to December 31, 2001
                             --------------------------------------------------------------------------------------------------
                                  Previous    Reclassifications  Reclassified     Previous     Reclassifications  Reclassified
-------------------------------------------------------------------------------------------------------------------------------

Income from Financial
  Operations                      6,046,810         127,322       6,174,132         843,767         143,100         986,867
Loans                             2,816,700         133,508       2,950,208         318,915         146,297         465,212
Leases                              267,228               0         267,228         269,589               0         269,589
Securities Portfolio              2,806,504          (6,186)      2,800,318         230,101          (3,197)        226,904
Trade Finance & Foreign
  Exchange Portfolio                 62,629               0          62,629          (5,288)              0          (5,288)
Compulsory Deposits                  93,749               0          93,749          30,450               0          30,450
                                          0               0                               0               0
Expenses from Financial
  Operations                     (4,092,211)         (7,118)     (4,099,329)        872,778          (4,278)        868,500
Deposits, Money Market
  and Interbank Funds            (3,097,423)              0      (3,097,423)        670,804               0         670,804
Borrowings & On-Lending            (797,814)         (7,118)       (804,932)        400,826          (4,278)        396,548
Leases                             (196,974)              0        (196,974)       (198,852)              0        (198,852)
-------------------------------------------------------------------------------------------------------------------------------
FINANCIAL MARGIN                  1,954,599         120,204       2,074,803       1,716,545         138,822       1,855,367
-------------------------------------------------------------------------------------------------------------------------------
Provision for Loan Losses          (397,096)              0        (397,096)       (435,100)              0        (435,100)
-------------------------------------------------------------------------------------------------------------------------------
Net Income from Financial
  Operations                      1,557,503         120,204       1,677,707       1,281,445         138,822       1,420,267
-------------------------------------------------------------------------------------------------------------------------------
Other Operating Income
  (Expenses)                       (832,955)       (116,762)       (949,717)       (685,863)       (134,987)       (820,850)
Banking Service Fees              1,052,765        (125,260)        927,505       1,148,154        (143,628)      1,004,526
Salaries & Employee
  Benefits                         (806,146)              4        (806,142)       (690,180)              3        (690,177)
Other Administrative
  Expenses                         (876,005)        (62,909)       (938,914)       (913,255)        (88,061)     (1,001,316)
Tax Expenses                       (183,442)              0        (183,442)       (194,364)              0        (194,364)
Equity Share in Income of
  Subsidiaries and
  Affiliates                         (6,595)              0          (6,595)         (3,012)              0          (3,012)
Other Operating Income              249,037          16,706         265,743         128,719           1,461         130,180
Other Operating Expenses           (262,569)         54,697        (207,872)       (161,925)         95,238         (66,687)

Partial Result of Insurance,
  Pension Plans and
  Capitalization                    109,843               0         109,843         114,178               0         114,178
Revenues from Insurance,
  Pension Plans and
  Capitalization                    605,070               0         605,070         703,785               0         703,785
Expenses from Technical
  Provisions of Insurance,
  Pension Plans and
  Capitalization                   (182,882)              0        (182,882)       (268,417)              0        (268,417)
Expenses of Claims                 (201,161)              0        (201,161)       (192,350)              0        (192,350)
Selling Expenses                    (48,929)              0         (48,929)        (64,277)              0         (64,277)
Expenses of Pension Plans           (62,255)              0         (62,255)        (64,563)              0         (64,563)
-------------------------------------------------------------------------------------------------------------------------------
Operating Income                    834,391           3,442         837,833         709,760           3,835         713,595
-------------------------------------------------------------------------------------------------------------------------------
Non Operating Income                 34,817          (3,442)         31,375          (7,682)         (3,835)        (11,517)
-------------------------------------------------------------------------------------------------------------------------------
Income Before Income Tax
  and Social Contribution
  and Profit Sharing                869,208               0         869,208         702,078               0         702,078
-------------------------------------------------------------------------------------------------------------------------------
Income Tax and Social
 Contribution                       (92,343)              0         (92,343)       (241,546)              0        (241,546)
  Extraordinary Results              68,755               0          68,755        (257,909)              0        (257,909)

Profit Sharing                      (58,680)              0         (58,680)        (34,915)              0         (34,915)
Employees                           (49,808)              0         (49,808)        (25,752)              0         (25,752)
Directors - Statutories              (8,872)              0          (8,872)         (9,163)              0          (9,163)

Minority Interest in
  subsidiaries                      (87,885)              0         (87,885)         65,876               0          65,876
-------------------------------------------------------------------------------------------------------------------------------
NET INCOME                          699,055               0         699,055         233,584               0         233,584
-------------------------------------------------------------------------------------------------------------------------------